Exhibit 99.1

Namib Minerals
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2026, and 2025
($ in thousands, except per share data)

	Note	June 30, 2026	June 30, 2025
		(Unaudited)	(Unaudited)
Revenue	5	$50,836	$36,383
Production costs	6	(17,897)	(18,460)
Depreciation and amortization	14	(2,873)	(2,656)
Royalties		(3,081)	(1,817)
Gross profit		26,985	13,450
Other income	10	593	212
Administrative expenses	7	(13,747)	(15,706)
Change in fair value of earnout liability	33	(8,526)	56,832
Change in fair value of derivative liability (warrants)	24	(2,749)	3,437
Listing expense	4	-	(65,381)
Allowance for credit losses	17	-	(12)
Impairment	14	(25)	(185)
Foreign exchange loss	8	(346)	(50)
Operating profit/(loss) before interest and taxation		2,185	(7,403)
Finance cost	11	(938)	(828)
Interest income		7	8
Related party credit loss	26	-	(3)
Profit/(loss) before taxation		1,254	(8,226)
Income tax expense	12	(6,085)	(3,673)
Loss for the period		(4,831)	(11,899)
Other comprehensive income		-	-
Total comprehensive loss		$(4,831)	$(11,899)

Loss per share
Basic loss per share ($)	13	(0.09)	(0.24)
Diluted loss per share ($)	13	(0.09)	(0.24)

The accompanying notes on pages F-5 to F-26 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2026, and December 31, 2025
($ in thousands)

	Note	June 30, 2026	December 31, 2025
		(Unaudited)	(Audited)
ASSETS
Current assets:
Inventories		$4,136	$3,911
Trade and other receivables, net	17	5,465	5,513
Cash and cash equivalents	19	1,754	1,887
Excise duty indemnification	1	3,575	3,575
Short-term prepayments	15	5,473	1,284
Total current assets		20,403	16,170

Non-current assets:
Property, plant and equipment, net	14	47,549	40,969
Right-of-use assets		550	-
Exploration and evaluation assets, net	16	953	1,054
Long-term prepayments	15	6,374	4,503
Intangible asset	30	437	-
Staff loan receivables		84	98
Total non-current assets		55,947	46,624
TOTAL ASSETS		$76,350	$62,794

LIABILITIES
Current liabilities:
Trade and other payables	18	$37,343	$37,881
Current tax liabilities		8,876	6,642
Borrowings:	23	5,617	3,177
Cash-settled share-based payment		77	17
Excise tax payable	1	3,575	3,575
Lease liability		151	-
Earnout liability	33	7,520	-
Amounts due to related parties	26	114	2,277
Total current liabilities		63,273	53,569

Non-current liabilities:
Provision for rehabilitation cost	20	26,861	26,688
Borrowings	23	1,808	2,006
Derivative liability (warrants)	24	4,083	1,334
Earnout liability	33	10,904	9,898
Lease liability		355	-
Cash-settled share-based payment		38	8
Deferred tax liability	12	9,800	8,566
Total non-current liabilities		53,849	48,500
TOTAL LIABILITIES		117,122	102,069

Shareholders’ deficit:
Ordinary shares	25	6	5
Share premium/other reserves		(106,259)	(109,745)
Shareholders’ surplus		65,481	70,465
Total shareholders’ deficit		(40,772)	(39,275)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$76,350	$62,794

The accompanying notes on pages F-5 to F-26 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficit
For the six months ended June 30, 2026, and 2025
($ in thousands)

	Note	Share capital	Share premium/other reserves	Shareholders’ surplus/(deficit)	Total equity
(Unaudited)
Balance at January 1, 2026	25	5	(109,745)	70,465	(39,275)
Total comprehensive loss for the period			—	(4,831)	(4,831)
Issue of shares for promissory note (1)	25	1	1,800	—	1,801
Share-based payments	29		1,686	(153)	1,533
Balance at June 30, 2026	25	6	(106,259)	65,481	(40,772)

Balance at January 1, 2025	25	1		(30,927)	(30,926)
Total comprehensive loss for the period			—	(11,899)	(11,899)
Impact of reverse capitalization	4, 25	4	(4)	—	—
Issuance of shares to HCVI shares upon reverse capitalization	1, 4		(7,002)	—	(7,002)
Issue of shares (1)	25	—	(168,720)	—	(168,720)
Earnout liability	33	—	65,381	—	65,381
Balance at June 30, 2025	25	5	(110,345)	(42,826)	(153,166)

1.	Refer to note 25 which describes that 1,600,250 shares were issued.

The accompanying notes on pages F-5 to F-26 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2026, and 2025
($ in thousands)

	Note	June 30, 2026	June 30, 2025
		(Unaudited)	(Unaudited)
Cash generated from operations (see note 34)		12,615	11,039
Finance costs paid		(360)	(418)
Interest income		-	8
Income taxes paid	12	(2,965)	(4,858)
Net cash generated from operating activities		9,290	5,771

Cash flows from investing activities
Purchase of property, plant and equipment (PP&E)	14	(8,163)	(4,030)
Investment in exploration and evaluation assets	16	(339)	(215)
Prepayments made toward PP&E	15	(2,261)	(1,364)
Staff loans advanced		-	(38)
Repayment of staff loans advanced		21	-
Net cash used in investing activities		(10,742)	(5,647)

Cash flow from financing activities
Proceeds from borrowings	23	3,000	2,000
Repayment of borrowings	23	(1,539)	(1,472)
Payment of lease liabilities		(88)	-
Net cash generated from financing activities		1,373	528

Total cash movement for the period		(79)	652
Effect of exchange rate fluctuation		(54)	(17)
Cash and cash equivalents, net at the beginning of period		1,887	(315)
Cash and cash equivalents, net at period-end	19	$1,754	$320

The accompanying notes on pages F-5 to F-26 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

1. General information

Organization

Namib Minerals (“Namib”) was incorporated on May 27, 2024, and is domiciled in the Cayman Islands. Namib Minerals’ registered office address is Suite 210, 2nd Floor, Windward III, Regatta Office Park, Cayman Islands.

Namib Minerals, through its subsidiaries (collectively the “Group”), is principally engaged in mining for gold and other precious and critical metals.

Group - prior-period transactions

The Reorganization Transaction and the Business Combination were completed in prior periods and are described in full in Notes 1 and 4 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. The effects of the Business Combination are reflected in the comparative results for the six months ended June 30, 2025, and are summarized in Note 4. The earnout liability and derivative liability (warrants) that arose from the Business Combination are disclosed in Notes 33 and 24, respectively.

2. Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board, and on a going concern basis (see Note 31). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2025.

Other than for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2026 (see Note 3), the same significant accounting policies are applied in these condensed consolidated interim financial statements as those in the Group’s most recent audited consolidated financial statements for the year ended December 31, 2025. Management confirms that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.

The condensed consolidated interim financial statements of the Group were approved for issue by the Group’s Board of Directors on September 30, 2026.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

●	the earnout liability and derivative liability (warrants) which are measured at fair value with gains or losses recognized in profit or loss;

●	cash-settled share-based payment arrangements, which are measured at fair value on grant and re-measurement dates; and equity-settled share-based payment arrangements, which are measured at fair value on the grant date.

These condensed consolidated interim financial statements are presented in United States dollars (“$”, or “US Dollars”), which is also the functional currency of the Group. All financial information has been presented in thousands, unless otherwise indicated.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

3. Accounting pronouncements

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Interpretations and amendments adopted

Amendment to IFRS 9 and IFRS 7

In May 2024, the International Accounting Standards Board issued an amendment to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. This amendment intends to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion; add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of Environmental, Social and Governance (ESG) goals); and make updates to disclosures for equity instruments designated at fair value through other comprehensive income. The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The amendments had no impact on the Group’s condensed consolidated interim financial statements since it already derecognized financial liabilities at the settlement date.

Annual improvements to IFRS Accounting Standards — Volume 11

In July 2024, the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards—Volume 11. The IASB’s Annual Improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter

IFRS 7 Financial Instruments: Disclosures:

●	Gain or loss on derecognition

●	Disclosure of differences between the fair value and the transaction price

●	Disclosures on credit risk

IFRS 9 Financial Instruments:

●	Derecognition of lease liabilities

●	Transaction price

●	IFRS 10 Consolidated Financial Statements — Determination of a ‘de facto agent’

●	IAS 7 Statement of Cash Flows — Cost Method.

The amendments are effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The amendments had no impact on the Group’s condensed consolidated interim financial statements.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

4. Reverse capitalization

The Business Combination with HCVI was consummated on June 5, 2025, and was accounted for as a reverse capitalization in accordance with IFRS 2, with Greenstone treated as the accounting acquirer and accounting predecessor. The terms of the Business Combination, the related share exchanges, the resulting ownership structure of the Company, and the retroactive restatement of comparative share and per-share information are described in full in Notes 1 and 4 to the Group’s audited consolidated financial statements for the year ended December 31, 2025.

Because the Business Combination was consummated during the comparative interim period, the following non-recurring amounts are included in the results for the six months ended June 30, 2025, with no equivalent amounts arising in the six months ended June 30, 2026:

●	a non-cash share listing expense of US$65.4 million recognized under IFRS 2, being the excess of the fair value of the equity interests deemed to have been issued to HCVI (measured at HCVI’s closing share price of US$11.40 on June 5, 2025) over the fair value of HCVI’s identifiable net liabilities; and

●	other transaction-related costs of US$10.2 million, comprising primarily professional service fees, recorded within administrative expenses.

No adjustments relating to the reverse capitalization were recognized in profit or loss or equity during the six months ended June 30, 2026.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

5. Revenue

	How Mine		Total
	Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gold sales	$50,788	36,360	50,788	36,360
Silver sales	48	23	48	23
Revenue recognized at a point in time	$50,836	36,383	50,836	36,383

Total ounces of gold sold	11,357	12,226	11,357	12,226
Net work in progress (oz)	256	447	256	447
Gold produced (oz)	11,373	12,741	11,373	12,741
Tonnes milled (kt)	233	236	233	236
Grade (g/t)	1.7	1.9	1.7	1.9
Recovery (%)	88	89	88	89
Net realized gold price(1) ($/oz)	$4,195	2,827	4,195	2,827

(1)	Net realized gold price is after the deduction of royalties.

6. Production costs

Production costs include salaries and wages on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for the six months ended June 30, 2026, and 2025 are summarized below.

	Six months ended
(in thousands ‘000’)	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)	$5,990	$6,508
Stores	4,772	4,806
Power production	3,897	3,721
Site administrative costs	2,337	2,572
Repairs and renewals	728	709
Fuel costs	151	99
Transport	15	39
Other	7	6
Production costs	$17,897	$18,460

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

7. Administrative expenses

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)(2)	$6,578	$2,870
General and administrative costs	982	510
Fines and penalties	49	287
Bank charges	502	306
Fuel costs	147	25
Directors’ fees	248	263
Welfare costs	63	33
Stores	824	26
Travel(1)	978	2,019
Audit fees	180	338
Legal fees(1)	1,098	2,336
Loss on asset disposition	-	270
Insurance	420	-
Investor relations	897	-
Stock write-off	-	75
Consultancy fees(1)	457	6,348
Recruitment	161	-
Filing fees	163	-
Administrative expenses	$13,747	$15,706

(1)	Consultancy, legal, and travel expenses of US$10.2m for the six months ended June 30, 2025 are not of a recurring nature and primarily relates to the Reorganization Transaction and the Business Combination, as described in Notes 1 & 4.

(2)	Included in staff costs for the six months ended June 30, 2026 is US$2.6m of one-time restructuring costs. These costs primarily relate to the Company's restructuring activities and are not expected to recur.

8. Foreign exchange loss

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Foreign exchange loss	$346	$50

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

9. Staff costs and employee information

The aggregate payroll costs of the employees charged in profit or loss were as follows:

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Wages and salaries (1)	$10,361	$8,324
Share-based payments (2)	1,193	-
Pension	627	572
Social security contributions and similar taxes	387	482
Total	$12,568	$9,378

1.	Included in wages and salaries for the six months ended June 30, 2026 is US$2.6m of one-time restructuring costs. These costs primarily relate to the Company's restructuring activities and are not expected to recur.

2.	Refer to note 29 for further details.

10. Other income

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Milling recoveries and royalties(1)	$328	$52
Non-refundable fee (2)	232	100
Insurance proceeds	12	-
Rental income	10	34
Scrap sales	11	26
Other income	$593	$212

1.	The increase in 2026 is primarily due to income earned from gold-bearing material processed by Northern Limpopo Resources under a revenue-sharing arrangement.

2.	A non-refundable commitment fee of US$232k (2025: US$100k) was received from Joy Mining on signing a satellite mining contract. The amount has been recognized as Other Income as it was not linked to ongoing performance obligations under the agreement.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

11. Finance cost

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Interest expense, borrowings	$455	$332
Interest expense on other creditors	338	347
Unwinding of discount (1)	145	149
Finance cost	$938	$828

1.	The unwinding of discount relates to the provision for rehabilitation costs. Refer to Note 20 for further details.

12. Taxation

Taxation expense

	Six months ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Current tax	$4,851	$3,949
Deferred tax charge/(benefit)	1,234	(276)
Taxation expense	$6,085	$3,673

The applicable income tax rate used for calculating tax was 25.75% for both the 2025 and 2026 periods. Accordingly, the deferred tax balance as of June 30, 2025, and June 30, 2026, has been calculated using this rate.

The Group’s effective tax rate differs from the applicable statutory tax rate primarily because How Mine was the only operation generating taxable profits during the period. The Group’s other operations and corporate entities incurred losses that did not give rise to corresponding deferred tax benefits where the recognition criteria were not met. Refer to Note 28 for the profit or loss before taxation by segment for the six months ended June 30, 2026 and 2025.

The applicable tax rates are 25.75% for the Redwing Mine and Mazowe Mine entities and 19% for Bulawayo Mining Company Limited, which operates How Mine. No current income tax arose in the Namib Minerals entities due to the losses incurred during the period.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

13. Loss per share

Basic and diluted loss per share for the six months ended June 30, 2026, and 2025 were calculated as follows:

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Loss for the period attributable to owners of the Group (basic and diluted)	$(4,831)	$(11,899)
Basic and diluted weighted average shares outstanding	54,861	49,560
Basic and diluted loss per share	$(0.09)	$(0.24)

14. Property, plant and equipment, net

June 30, 2026

Cost	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance at January 1, 2026	$52,415	$3,283	$78,981	$2,449	$5,429	$142,557
Additions(1)	1,083	390	1,200	225	6,715	9,613
Change in rehabilitation asset estimate	—	—	25	—	—	25
Transfer into/(out) property, plant and equipment	439	144	627	—	(1,373)	(163)
Derecognition	—	—	(16)	(35)	—	(51)
Balance at June 30, 2026(2)	$53,937	$3,817	$80,817	$2,639	$10,771	$151,981

Accumulated Depreciation and impairment	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2026	$31,966	$2,001	$65,443	$1,772	$406	$101,588
Depreciation	1,546	80	1,053	166	—	2,845
Impairment(3)	—	—	25	—	—	25
Derecognition	—	—	(12)	(14)	—	(26)
At June 30, 2026(2)	$33,512	2,081	66,509	$1,924	$406	$104,432

	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost	$53,937	$3,817	$80,817	$2,639	$10,771	$151,981
Accumulated depreciation and impairment	33,512	$2,081	$66,509	$1,924	$406	$104,432
Net book value	$20,425	$1,736	$14,308	$715	$10,365	$47,549

(1)	—	Additions of US$0.9 million were recorded in trade payables as of June 30, 2026.

(2)	—

The cost basis and the balance of accumulated depreciation and impairment include assets that are fully depreciated but remain in service. As of June 30, 2026, the initial cost of the fully depreciated assets that remain in service was US$0.7 million.

(3)	—	The impairment charge relates to the change in the rehabilitation asset (see Note 20) for both Mazowe Mining Company (MMC) and Redwing Mining Company (RMC). The carrying amount was immediately impaired due to the non-operational status of these mines.

(4)	—	Included in transfers in/out of PP&E is $0.3 million which has been transferred to Intangible assets (see note 30).

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

15. Prepayments

15.1 Short-term prepayments

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Consumables	$2,358	$569
Prepaid expenses	3,115	715
Short-term prepayments	$5,473	$1,284

15.2 Long-term prepayments

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Property, plant, and equipment	$6,374	$4,503
Long-term prepayments	$6,374	$4,503

16. Exploration and evaluation assets, net

Cost	Exploration and evaluation assets
(Unaudited)
Balance as of January 1, 2026	$1,680
Additions	338
Transfers to property, plant & equipment	(439)
Balance at June 30, 2026	1,579

Accumulated Impairment
Balance as of January 1, 2026	626
Balance at June 30, 2026	$626

Carrying value
As of June 30, 2026	$953
As of December 31, 2025	$1,054

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

17. Trade and other receivables, net

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Royalty receivables(1)	$2,136	$2,136
Trade receivables(1)	2,663	3,125
Staff loans	260	-
Other receivables	-	344
VAT receivables(2)	2,681	2,183
Allowance for credit losses(3)	(2,275)	(2,275)
Trade and other receivables, net	$5,465	$5,513

(1)	The Group’s trade receivables balance primarily relates to gold sales with Fidelity. The Group’s royalty receivables balance relates to a subcontracting arrangement through which the Group earned a royalty on precious metals extracted by a third-party miner from the Redwing Mine and is fully provisioned for credit loss.

(2)

VAT receivables are presented net of amounts offset against other tax liabilities, as approved by the Zimbabwe tax authorities. During 2025, the Group offset VAT receivables of approximately US$2.0 million against other tax liabilities. During the six months ended June 30, 2026, the Group offset a further US$0.6 million.

(3)	Included in the expected credit loss provision are amounts of US$2.1m relating to royalties receivable and US$0.1m relating to rentals.

Allowance for credit losses

(Unaudited)
Balance at January 1, 2025	$2,253
Additions	12
Balance at June 30, 2025	$2,265

Balance at January 1, 2026	$2,275
Additions	-
Balance at June 30, 2026	$2,275

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

18. Trade and other payables

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Trade payables (2)	$20,210	$17,757
Employee payables	6,695	8,939
Other taxes and security payments(1)	6,333	5,748
VAT payable	2,075	2,114
Accruals	2,030	3,323
Trade and other payables	$37,343	$37,881

(1)	During 2025, the Group offset VAT receivables of approximately US$2.0 million against other tax liabilities. During the six months ended June 30, 2026, the Group offset a further US$0.6 million.

(2)	As of June 30, 2026, the Company owed BDO South Africa Incorporated US$77,500 related to the 2025 audit performed. This amount was settled in full after the period end.

19. Cash and cash equivalents, net

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Petty cash	$454	$905
Bank balances	1,300	982
Cash and cash equivalents	$1,754	$1,887

20. Provision for rehabilitation costs

Reconciliation of provision for rehabilitation costs:

(Unaudited)
Opening balance as of January 1, 2026	$26,688
Change in estimate	28
Unwinding of discount	145
Closing balance as of June 30, 2026	26,861

Reconciliation of provision for rehabilitation costs:

Opening balance as of January 1, 2025	$26,389
Change in estimate	9
Unwinding of discount	290
Closing balance as of December 31, 2025	26,688

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

The discount rate used in determining the present value of How Mine’s provision for rehabilitation costs is based on U.S. Treasury bond yields, with estimated future cash flows adjusted using a long-term inflation assumption of 2.3% (2025: 2.3%). As of June 30, 2026, the Group estimates costs for environmental rehabilitation will begin to be incurred for its How Mine in 2034. As at June 30, 2026, the rehabilitation provision for How Mine was measured using a pre-tax discount rate of 4.17% (2025: 4.17%), with gross rehabilitation costs amounting to US$7.1 million (2025: US$8.1 million).

For Redwing Mine and Mazowe Mine, the rehabilitation provision will be equal to the gross rehabilitation costs as determined at June 30, 2026 adjusted for six months of inflation at a rate of 3.02% (2025: 2.3%). The provision is not discounted, due to uncertainty over the LOM regarding depletion rates as the mines are currently not operational. With respect to the Group’s Redwing Mine and Mazowe Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Group restarting each mine’s operations and will be determined in a future period. The gross closure costs for Redwing Mine and Mazowe Mine were US$11.5 million and US$8.3 million, respectively.

21. Contingent liabilities

The Group is subject to various claims that arise in the normal course of business. The Group has determined that the risk of loss related to the current claims is remote. Accordingly, no contingent liabilities have been recognized or disclosed for the six months ended June 30, 2026 or the year ended December 31, 2025.

22. Commitments

The Group had purchase commitments for capital assets as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Commitments	$3,843	$6,641

23. Borrowings

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Banc ABC Zimbabwe loan(1)	$5,856	$3,863
Directors and Officers insurance(2)	778	314
Bank overdraft	791	1,006
	7,425	5,183

Non-current	$1,808	$2,006
Current	5,617	3,177
	7,425	5,183

(1)	There were no changes to the terms of the Facility Agreement during the six months ended June 30, 2026.

(2)	Namib Minerals entered into a Premium Finance Agreement with ETI Financial Corporation on June 26, 2026 to finance US$0.7m of D&O insurance premiums (following a down payment of US$77k), repayable over 10 monthly instalments with total finance charges of US$24,512 (7.56% APR).

(3)	Bulawayo Mining Company (Private) Limited t/a How Mine obtained a US$ 5.0 million, 36-month term loan asset finance facility from Ecobank Zimbabwe Limited on June 5, 2026, expiring on May 31, 2029, to fund mining development activities. The facility is repayable monthly in United States dollars from gold sales proceeds, bears interest at the USD base rate less 1.0% per annum and is secured by a US$ 7.5 million security interest over plant and machinery and related security arrangements. The facility was unutilized as at June 30, 2026.

(4)	In the current year, bank overdraft has been classified as short-term borrowings because it is a financing arrangement and no longer meets the definition of a cash-equivalent.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

24. Derivative liability (warrants)

Pursuant to the Business Combination Agreement, the Company issued Company warrants (“Warrants”) as a replacement for SPAC Warrants. Note 25 of the Group’s audited consolidated financial statements for the year ended December 31, 2025 fully describes the terms of the warrants and the accounting consequences.

The warrants were initially recognized at fair value of US$7,059,150 on June 5, 2025. At December 31, 2025, the fair value of the warrant liability was US$1,333,809. During the six months ended June 30, 2026, the warrant liability increased by US$2,749,354, resulting in a fair value of US$4,083,163 as at June 30, 2026. This was recognized as a fair value loss.

The change in fair value was primarily driven by changes in the quoted market price of the Company’s warrants. All amounts are non-cash flows.

The impact of warrants on earnings per share is explained in Note 13 of the Group’s audited consolidated financial statements for the year ended December 31, 2025.

25. Share capital

Refer to Note 1 of the Group’s audited consolidated financial statements for the year ended December 31, 2025, for a description of the Reorganization Transaction that occurred on June 17, 2024, and Note 4 for further details on the reverse capitalization.

($ represent unrounded amounts)	Number of fully paid shares	Amount
	(Unaudited)	(Unaudited)
January 1, 2025	1,000	1,000
Issuance of shares to HCVI shareholders upon reverse capitalization	4,807,469	481
Impact of reverse capitalization	48,868,960	3,887
Issue of shares for promissory note	406,754	41
January 1, 2026	54,084,183	5,409
Issue of shares for promissory note	1,045,575	105
Issue of shares	554,675	55
June 30, 2026	55,684,433	$5,569

A promissory note was issued for debt of US$3.5 million which settles the debt in 11 monthly instalments of $0.3m from November 2025 and a final instalment of US$0.2m in September 2026. The debt is settled in the equivalent number of shares. The Company can choose to settle the debt at any point, either in cash or in the equivalent number of shares. The balance payable of US$1.1m at period end is included in trade payables.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

26. Related party balances and transactions

Refer to Note 29 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. It describes related party relationships and the terms.

Related party receivables	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Metallon Corporation Limited	$8,261	$8,261
Metallon Management Services	2,185	2,185
Allowance for related party credit losses	(10,446)	(10,446)

Total	$—	$—

Related party payables	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Metallon Gold Zimbabwe	114	2,277
Total	$114	$2,277

Allowance for related party credit losses

(Unaudited)
Balance at January 1, 2026	10,446
Additions	-
Balance at June 30, 2026	$10,446

On June 30, 2026, Bulawayo Mining Company bought a 4.2938-hectare property with buildings from Metallon Gold Zimbabwe for US$390k. The property was sold as-is, with all risks passing to the buyer after full payment and regulatory approval.

Key management personnel compensation

The amounts disclosed in the table below represent compensation to key management personnel for the six months ended June 30, 2026, and 2025. The amounts are recognized as administrative expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income.

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Short-term employee benefits	880	1,337
Non-executive director fees	248	118
Share-based payments	$1,193	$-
Termination payment	1,952	-
Key management compensation	$4,273	$1,455

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

27. Employment benefits

Defined contribution plan

The cost of pension contributions during the six months ended June 30, 2026 and 2025 is made up as follows:

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Contributions for the period	$385	$343

National Social Security Scheme

A subsidiary of the Group, Bulawayo Mining Company (Private) Limited, makes contributions to the National Social Security Scheme, a defined benefit pension scheme promulgated under the National Social Security Act of 1989. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time:

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Contributions for the period	$226	$143

In the fourth quarter of 2025, the Group hired new employees in the United States who participate in a defined contribution 401(k) retirement plan, under which the Company contributes 4% of base salary; employer contributions are recognized as an expense as incurred, with no further obligation beyond the agreed contributions. During the second half of 2025, the Company introduced a retirement annuity contribution arrangement for its South African employees, under which the Company contributes 5% of employees’ pensionable remuneration.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

28. Segment reporting

Refer to Note 31 to the Group’s audited consolidated financial statements for the year ended December 31, 2025, as it describes the reportable segments and other salient information.

The table below shows the unaudited segment information for the six months ended June 30, 2026, and 2025 and as of June 30, 2026 and December 31, 2025:

	How Mine		Redwing Mine		Mazowe Mine		Corporate Overhead		Total
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	50,836	36,383	—	—	—	—	—	—	50,836	36,383
Production costs	(17,897)	(18,460)	—	—	—	—	—	—	(17,897)	(18,460)
Depreciation	(2,840)	(2,635)	(15)	(4)	(15)	(17)	(3)	—	(2,873)	(2,656)
Royalties	(3,081)	(1,817)	—	—	—	—	—	—	(3,081)	(1,817)
Gross profit (loss)	27,018	13,471	(15)	(4)	(15)	(17)	(3)	—	26,985	13,450
Other income	254	116	75	92	264	4	—	—	593	212
Impairment	—	—	(15)	(110)	(10)	(75)	—	—	(25)	(185)
Administrative expenses	(4,300)	(812)	(2,373)	(1,202)	(959)	(745)	(6,115)	(12,947)	(13,747)	(15,706)
Allowance for credit losses	—	—	—	(12)	—	—	—	—	—	(12)
Listing expenses(1)	—	—	—	—	—	—	—	(5,112)	—	(5,112)
Change in fair value of warrants and earn-out liability							(11,275)		(11,275)
Foreign exchange gains/(losses)	(426)	(146)	43	67	58	29	(21)	—	(346)	(50)
Operating profit/(loss)	22,546	12,629	(2,285)	(1,169)	(662)	(804)	(17,414)	(18,059)	2,185	(7,403)
Finance cost	(606)	(605)	(49)	(39)	(210)	(126)	(73)	(58)	(938)	(828)
Related party credit loss	—	(3)	—	—	—	—	—	—	—	(3)
Interest income	7	8	—	—	—	—	—	—	7	8
Financial guarantee remeasurement	—	—	—	—	—	—	—	—	—	—
Profit/(loss) before taxation	21,947	12,029	(2,334)	(1,208)	(872)	(930)	(17,487)	(18,117)	1,254	(8,226)
Income tax expense	(5,683)	(2,623)	—	—	—	—	(402)	(1,050)	(6,085)	(3,673)
Profit/(loss) for the period	$16,264	9,406	(2,334)	(1,208)	(872)	(930)	(17,889)	(19,167)	(4,831)	(11,899)

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Segment assets	67,730	58,383	3,909	90	214	236	4,497	4,085	76,350	62,794
Current assets	$13,525	12,044	2,402	9	45	59	4,431	4,058	20,403	16,170
Non-current assets	$54,205	46,339	1,507	81	169	177	66	27	55,947	46,624
Segment liabilities	42,436	33,937	20,543	20,702	15,157	15,002	38,986	32,428	117,122	102,069
Current liabilities	$23,419	16,456	9,050	9,224	6,843	6,698	23,961	21,191	63,273	53,569
Non-current liabilities	$19,017	17,481	11,493	11,478	8,314	8,304	15,025	11,237	53,849	48,500

29. Share-based payments

Refer to Note 34 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. It describes the terms of the share-based payment arrangements.

The total share-based payment expense is as follows:

	June 30, 2026	June 30, 2025

Performance Stock Units (PSUs)	40	-
Equity-settled Restricted Stock Units (RSUs)	366	-
Compound RSUs	96	-
Termination benefits	691	-
Total	1,193	-

Restricted Stock Units and Performance Stock Units

Certain executive and non-executive directors within the Group were granted RSUs and PSUs pursuant to provisions of the Namib Minerals Equity Plan.

29.1 Performance Stock Units

No PSUs were issued during the six months ended June 30, 2026.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

29.2 Restricted Stock Units

No RSUs were issued during the six months ended June 30, 2026.

This table summarizes additional information for the PSUs, equity-settled RSUs and the compound RSUs:

June 30, 2026	$	PSUs	Equity-settled RSUs	Compound RSUs
Vesting Period		2 years	6 months	2 years
Maximum term of options		2 years	6 months	2 years
Method of settlement		Equity	Equity	Choice of equity or cashless basis (investment in an approved investment fund)
Classification		Equity-settled	Equity-settled	Compound: equity-settled and cash-settled
Reconciliation:
Outstanding at beginning of the period		323,777	124,617	323,777
Granted during the period		—	—	—
Forfeited during the period		—	—	—
Exercised during the period		—	(124,617)	(174,336)
Outstanding at end of the period		323,777	—	149,441

Weighted average exercise price		—	—	—
Weighted average remaining contractual life		17 months	—	11 months

30. Intangible Assets

Cost	Intangible Assets
(Unaudited)
Balance as of January 1, 2026	$—
Additions	128
Transfers from property, plant & equipment	309
Balance at June 30, 2026	437

Accumulated Impairment
Balance as of January 1, 2026	—
Balance at June 30, 2026	$—

Carrying value
As of June 30, 2026	$437
As of December 31, 2025	$—

The balance relates to capitalized ERP system development costs incurred to date. The ERP system remains under construction and is not yet available for use; accordingly, no amortization has been recognized.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

31. Going concern

As of the reporting date, the Group’s current liabilities exceed its current assets by US$42.9 million (2025: US$37.4 million), and total liabilities exceed total assets by US$40.8 million (2025: US$39.3 million), primarily due to the impairment of assets at the Redwing Mine and Mazowe Mine, which remain under care and maintenance. As a result, these mines generate no positive cash flow, and How Mine currently supports their care and maintenance costs. As of June 30, 2026, Redwing had current payables of US$9 million, and Mazowe had US$6.8 million. Mazowe and Redwing Mines have successfully defended several legal applications that were filed in 2024. The applications have all been filed in a similar manner and do not have merit. The financial exposures of Redwing and Mazowe Mines have been ring-fenced to those specific entities, limiting any adverse impact on the broader Group. The liabilities and obligations of Redwing and Mazowe are contractually separated from How Mine, ensuring that these obligations do not encumber the operational assets or future profitability of the Group’s other entities. None of the entities within the Group has provided any assets as security over the liabilities of Redwing and Mazowe that could be called on in settling these entities’ liabilities.

Management has assessed the Group’s ability to continue as a going concern, considering its financial position, operating environment, and cash flow projections until June 2027.

How Mine (operational since 1941) continues to generate profits and positive cash flows. Production is expected to continue to increase for the next year, further improving the Group’s cash flow. Namib Minerals (Bulawayo Mining Company Private Ltd’s parent company) and the Group’s cash flow largely stems from How Mine. Management’s forecast for the next twelve months indicates positive cash flows, including funds to settle Redwing and Mazowe’s current liabilities. Management has conducted sensitivity analyses on potential gold price fluctuations and confirmed that the Group will maintain positive cash flows.

The ongoing conflict in the Middle East has increased global economic uncertainty, particularly through higher energy prices, supply chain pressures, and inflation, which may increase the Group’s operating costs. In Zimbabwe, this may impact the cost of key inputs such as consumables, equipment, and labor. The Group has not experienced any direct disruption to operations to date.

Based on the results of the above-mentioned cash flow assessments, management is satisfied that the Group can continue as a going concern in the foreseeable future, realizing its assets and discharging its liabilities in the normal course of business. Management will continue to monitor risks and adjust strategies as necessary.

During 2026, the Group has drawn US$3 million on the Term Loans and has been fully drawn down. The ECO bank facility is unutilized at period end. The Group was in compliance with all debt covenants as of June 30, 2026.

32. Events after the reporting period

Management has evaluated subsequent events through September 30, 2026, which is the date these financial statements were available to be issued.

1.	On July 03, 2026, Wendy Luhabe was appointed as Independent Non-Executive Director and Lead Independent Director of the Company.

2.	In July 2026, the Company drew down the full amount of US$5.0 million under its Ecobank financing facility.

3.	On September 21, 2026, Namib Minerals announced the completion of the dewatering program at Redwing Mine, representing the first milestone in the Group’s five-step restart pathway. The dewatering was completed ahead of the previously announced Q4 2026 target and enables access to the underground workings to support the ongoing Definitive Feasibility Study and associated technical work.

4.	On September 29, 2026, the Company announced entering into an agreement with BancABC to increase its existing credit facility by US$6.5 million, from US$6.7 million to US$13.2 million

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

33. Earnout liability

The earnout liability is described in full in Note 35 to the Group’s audited consolidated financial statements for the year ended December 31, 2025.

	Short-Term Earnout Liability	Long-Term Earnout Liability	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Fair value as of June 30, 2025	37,800	74,088	111,888
Fair value as of December 31, 2025	-	9,898	9,898
Fair value as of June 30, 2026	7,520	10,904	18,424
Change in fair value of earnout liability (loss)	$7,520	$1,006	$8,526

The increase in the earnout liability since December 31, 2025 was a result of:

●	the increase in value of shares (US$1.01 per share to US$1.88 per share at June 30, 2026); and

●	the probabilities relating to milestone 5 were unchanged based on the status of the permits at end of reporting period. The company is actively undertaking initiatives to resecure permitting and should these be fruitful, a reassessment of the earnout liability would follow.

The fair value of the earnout liability was determined using a probability-weighted undiscounted cash flow approach with no discount rate adjustment, considering the probability of achieving milestones (Level 3 input), and using the assumed stock price (Level 1 input: $1.01 and $1.88 as of December 31, 2025 and June 30, 2026, respectively). Sensitivity analyses were performed to assess the impact of changes in the inputs as follows:

●	A stock price range of $4.0 to $8 would result in a potential aggregate value of the Earnout Shares in the range of $39.2 million to $78.4 million.

●	A decrease in the probability of achieving milestones (excluding milestone 5) by 10% would decrease the fair value of the earnout liability by $1.8 million to $16.6 million.

●	If the probability of achieving milestones (excluding milestone 5) was increased to 100%, the fair value of the earnout liability would increase by $37.6 million to $56.0 million.

The impact of the earnout liability on earnings per share is explained in Note 13 of the Group’s audited consolidated financial statements for the year ended December 31, 2025.

IFRS 13 disclosures - financial instruments measured at fair value on a recurring basis

The Group’s financial instruments that are measured at fair value are:

●	Derivative liability (warrants) – see Note 24; and

●	Earnout liability – as per this note.

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

Quantitative disclosures about the fair value measurements for each class of assets and liabilities

June 30, 2026

	Fair value measurements at the end of the reporting period using:
June 30, 2026	Level 1	Level 2	Level 3
Recurring fair value measurements
Derivative liability (warrants)	$4,083	—	—
Earnout liability	$—	—	18,424
	$4,083	—	18,424

December 31, 2025

	Fair value measurements at the end of the reporting period using:
December 31, 2025	Level 1	Level 2	Level 3
Recurring fair value measurements
Derivative liability (warrants)	$1,334	—	—
Earnout liability	$—	—	9,898
	$1,334	—	9,898

Reconciliation of fair value measurements categorized within level 3 of the fair value hierarchy.

	2026	2025
Opening balance	9,898	$—
Issued	—	168,720
Gains and losses recognized in profit or loss	8,526	(158,822)
Closing balance	18,424	$9,898

Namib Minerals

Notes to the Condensed Consolidated Interim Financial Statements

34. Condensed Consolidated Interim Statements of Cash Flows

	Note	June 30, 2026	June 30, 2025
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit/(loss) before taxation		$1,254	$(8,226)
Adjustments:
Unrealized exchange losses	8	42	67
Depreciation and amortization	14	2,873	2,656
Impairment	14	25	185
Interest income		(7)	(8)
Finance cost	11	938	828
Expected credit loss on trade and other receivables	17	—	12
Expected credit loss on related party receivables	26	—	3
Loss/(Profit) on scrapping of property, plant & equipment	14	—	270
Prepayment write down	14	—	75
Share-based payments	29	1,193	—
Listing expense	4	—	65,381
Fair value loss/(gain) on derivative liability (warrants)	24	2,749	(3,437)
Fair value loss/(gain) on earnout liability	33	8,526	(56,832)
Operating cash inflows before working capital changes		17,593	974
Changes in:
Inventories		(225)	(190)
Trade and other receivables, net	17	(1,105)	(744)
Trade and other payables	18	1,926	13,785
Prepayments	15	(3,021)	97
Related party balances	26	(2,553)	(2,883)
Cash generated from operations		12,615	11,039